
Mail Stop 4561

April 10, 2007

Sanjiv Khattri
Executive Vice President and Chief Financial Officer
General Motors Acceptance Corporation
200 Renaissance Center
P.O. Box 200
Detroit, Michigan 48265-2000

> **Re:** **General Motors Acceptance Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for the Fiscal Quarters Ended September 30, 2006, June 30, 2006 and March 31, 2006**
> **File No. 1-03754**

Dear Mr. Khattri:

We have reviewed the responses in your letter filed on March 12, 2007 and have the following additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for the Fiscal Year Ended December 31, 2005

Note 16 – Derivative Instruments and Hedging Activities, page 97

1.   In the third paragraph of your response to comment 1 of our letter dated February 23, 2007, you identify certain hedging relationships that did not satisfy the requirements of SFAS 133 for which you state that you "…have now changed the historical hedge accounting treatment". To help us better understand your accounting for Commercial Mortgage's (CM) fair value hedges of fixed rate certificates of deposit and cash flow hedges of variable rate debt, and Residential Capital Corporation's (ResCap) cash flow hedges of anticipated issuances of floating rate debt that were determined to not satisfy the requirements of SFAS 133, please provide us with the following additional information:

   • Please clarify how you have now changed the historical hedge accounting treatment of these hedging relationships;
   • Tell us whether you determined your prior accounting to be in error, and if so, provide a qualitative and quantitative assessment of materiality for the related quarterly and annual periods which supports your determination that a restatement of historical financial statements was not required both for GMAC and ResCap. It appears to us that the restatement described in your Form 8-K of February 16, 2007 was limited to hedges of callable fixed rate debt at GAF;
   • Please clarify the provisions of SFAS 133 that ResCap management concluded were not satisfied. In this regard, we note from your August 17, 2006 response that ResCap was using regression to assess effectiveness of cash flow hedges of anticipated future issuances of floating rate debt;
   • Please clarify the provisions of SFAS 133 that CM management concluded were not met for CM's fair value hedges of fixed rate certificates of deposit. In this regard, we note from your August 17, 2006 response that CM was using dollar-value offset to assess effectiveness for these hedging relationships; and
   • Please tell us whether CM and ResCap plan to apply hedge accounting on a prospective basis for these hedging relationships.

2.   From your August 17, 2006 response, we note that cash flow hedges of variable rate debt at both Commercial Mortgage (CM) and Residential Capital Corporation (ResCap) utilized the long-haul method for assessing hedge effectiveness and relied on the guidance in DIG Issue G7 in assuming no ineffectiveness. We further note in the third paragraph of your response to comment 1 of our letter dated February 23, 2007 that CM determined these hedges to not meet the requirements of SFAS 133. Please tell us how these hedges were designed,

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documented and assessed differently at ResCap that resulted in your determination that they continue to meet the requirements of SFAS 133.

3. We note on page 1 of your response to comment 1 of our letter dated February 23, 2007, that you have excluded the discussion of the MSR hedging relationships from your response due to the adoption of SFAS 156 effective January 1, 2006. However, please tell us whether you went back and re-evaluated your historical methodology for assessing effectiveness in light of the restatement of your financial statements, as well as the other errors that were identified at CM and ResCap where management concluded that the requirements of SFAS 133 were not met.

4. We note on page 2 of your response to comment 1 of our letter dated February 23, 2007, that you have confirmed that none of the remaining hedging relationships utilize any hurdle, trigger, or two-part effectiveness testing methodologies. In light of footnote 1 on page 2 of your response concerning your interpretation of hurdle, trigger or two-part effectiveness testing methodologies, please confirm that you use one robust effectiveness test and one effectiveness test only, as defined and documented at the time you designated the hedging relationship, for each hedging relationship and that this test is used consistently throughout the hedge period.

5. We note your response on page 3 to comment 1 of our letter dated February 23, 2007, under Fair Value Hedges of Fixed Rate Debt and Cash Flow Hedges of Floating Rate Debt (which utilize the shortcut method for assuming no ineffectiveness) that all critical terms of the hedged item and the hedging instrument are exact mirrors of each other. Please address the following with respect to these hedges:
    *   Tell us all of the terms in the hedged item and the hedging instrument which were not exact mirrors of each other, whether defined as critical or not; and
    *   Tell us how these hedges met each of the criteria specified in paragraph 68 of SFAS 133.

6. We note your response on page 3 to comment 1 of our letter dated February 23, 2007, under Cash Flow Hedges of Foreign Currency Denominated Financial Assets and Liabilities (which utilize the critical matched terms method for assuming no ineffectiveness) that all critical terms of the hedged item and the hedging instrument are exact mirrors of each other. We further note from your response dated August 17, 2006, that you utilize critical matched terms method at Global Automotive Finance (GAF) for cash flow hedges of foreign currency debt and at Commercial Mortgage (CM) for cash flow hedges of foreign currency denominated assets and liabilities. Please address the following with respect to these hedges:

- Tell us all of the terms in the hedged item and the hedging instrument which were not exact mirrors of each other, whether defined as critical or not; and
- With respect to cash flow hedges of foreign currency debt at GAF, confirm whether you relied on the guidance in DIG Issue G9 in assuming no ineffectiveness, and if not, tell us how you performed and documented an assessment of hedge effectiveness at inception of the hedging relationship and on an ongoing basis.

7. We further note that General Motors Corporation (GM), restated its 2005 and 2004 financial statements in its 2006 Form 10-K filed March 15, 2007, to correct its accounting for derivative transactions under SFAS 133. Part of the restatement related to hedge accounting for foreign exchange contracts including cross currency swaps and foreign currency forward contracts. On page 105 of its Form 10-K, GM concluded that it did not properly apply the matched terms method of assessing hedge effectiveness as outlined in paragraph 65 of SFAS 133, inadequately measured hedging effectiveness, and lacked contemporaneous hedge documentation related to cash flow hedges. Please tell us:
   - How the hedge design and hedging methodology of your cash flow hedges of foreign exchange contracts differed from GM resulting in your determination that these were correctly accounted for considering the guidance in paragraph 65 of SFAS 133 and DIG Issue G9; and
   - Confirm that the above mentioned cash flow hedges of foreign exchange contracts entered into by GM that were incorrectly accounted for under SFAS 133 do not include any of the derivative transactions entered into by GMAC.

8. On page 4 of your response to comment 1 of our letter dated February 23, 2007, for Fair Value Hedges of held-for-sale loans we note that at Commercial Mortgage you assess effectiveness on a daily basis using regression analysis by calculating only R^2, but again assess effectiveness on a monthly basis using regression analysis by calculating R^2, slope and F-statistic to determine whether or not the hedging relationship is highly effective. Please tell us how you determined that this approach does not constitute a hurdle, trigger or two-part effectiveness testing methodology.

9. Please tell us why the methodologies for aggregating loans held for sale into similar asset classifications are different at ResCap and CM.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information.

Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, Amit Pande, Assistant Chief Accountant, at (202) 551-3423, or me at (202) 551-3490 if you any questions.

Sincerely,

Donald A. Walker, jr.
Senior Assistant Chief Accountant